UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 1-U

Date of report (Date of earliest event reported): November 13, 2019

Contact Gold Corp.
(Exact Name of Registrant as Specified in Charter)

Nevada	99-1369960
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

     400 Burrard St., Suite 1050
Vancouver, BC Canada V6C 3A6
(Full Mailing Address of Principal Executive Offices)

(604) 449-3361
Issuer’s Telephone Number, Including Area Code

Title of Each Class of Securities Issued Pursuant to Regulation A: Common Stock, $0.001 par value

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Item 9.	Other Events

On November 13, 2019, Contact Gold Corp. (the “Company”) filed its Condensed Interim Consolidated Financial Statements for the three and nine months ended September 30, 2019 and its Management’s Discussion and Analysis for the three and nine months ended September 30, 2019 with the Canadian Securities Commissions on SEDAR.

A copy of the Condensed Interim Consolidated Financial Statements for the three and nine months ended September 30, 2019, is attached hereto as Exhibit 15.1, and incorporated herein by reference. A copy of the Management’s Discussion and Analysis for the three and nine months ended September 30, 2019, is attached hereto as Exhibit 15.2, and incorporated herein by reference. In connection with the foregoing, the Company issued a press release, a copy of which is attached hereto as Exhibit 15.3.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONTACT GOLD CORP.

By: /s/ John Wenger
John Wenger, Chief Financial Officer

Date November 13, 2019

Index to Exhibits

Exhibit Number	Description

15.1	Condensed Interim Consolidated Financial Statements for the three and nine months ended September 30, 2019

15.2	Management’s Discussion and Analysis for the three and nine months ended September 30, 2019

15.3	Press Release